Exhibit 12.1

RED MOUNTAIN RESOURCES INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Six Months Ended November 30,	Year Ended May 31,
	2012	2012	2011
	(unaudited)

Earnings available for fixed charges:
Income (loss) before income taxes	$(6,947)	$(12,432)	$2,802
Interest expense, net (1)	1,437	2,097	228
Portion of rent expense representing interest	1	2	-
	(5,509)	(10,333)	3,030

Fixed charges:
Interest expense, net (1)	1,437	2,097	228
Portion of rent expense representing interest	1	2	-
Total fixed charges	1,438	2,099	228

Ratio of earnings to fixed charges	-	-	13.3
Coverage deficiency	6,947	12,432	-

(1)	Includes a nominal amount of amortized loan costs for the six months ended November 30, 2012 and for the fiscal years ended May 31, 2012 and 2011.